SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  July 2015

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR Q1 PROFIT UP 25% TO €245M,
HIGHER LOADS AS TRAFFIC GROWS 16% TO 28M

Ryanair, Europe's No. 1 low fares airline, today (27 July) reported a Q1 profit of €245m, up 25% on last year, as traffic grew 16% to 28m due to stronger load factors, up 6% points to 92%.

Q1 (IFRS)	30 June, 2014	30 June, 2015	% Change
Customers (m)	24.3	28.0	+16%
Revenue (m)	€1,496	€1,653	+10%
Profit after Tax (m)	€197	€245	+25%
Net Margin	13%	15%	+2pts
Basic EPS (€ cent)	14.22	17.90	+26%

Ryanair's Michael O'Leary said:

"We are pleased to report strong growth in traffic and profits in Q1. Our mix of low fares, best on time performance (91% in Q1) and enhanced customer experience under our "Always Getting Better" ("AGB") programme, continues to attract millions of new customers. At the same time our focus on cost (Q1 unit costs fell 7%) enables us to pass on lower fares to customers. Q1 average fare fell 4% to just €45, due to the timing of Easter, weaker April yields and lower checked bag penetration as more families and business customers enjoy discounts on their luggage or benefit from our free 2nd carry-on bag policy.

New Routes and Bases:

We continue to be inundated with growth offers from primary and secondary airports, whose incumbent carriers are cutting capacity and traffic. These new airports, along with our 72 existing bases offer significant growth opportunities as we embark on our new B737-800 programme. This winter we take delivery of 31 aircraft which (net of lease returns), means our fleet will increase to 340 B737-800's by year end.

In September we open our 6th German base in Berlin where we have a 5% share of the German market and expect to grow this strongly over the next 5 years. Gothenburg (our 2nd Swedish base) will also open in September. In November, Israel will become our 31st country served when we start flights to Eilat Ovda Airport from Budapest, Kaunas and Krakow.

Two weeks ago we decided, in the best interests of our customers and people, to close our 2 Danish bases in Copenhagen and Billund. This followed threats by the Danish Unions who admitted that they had no members among our Copenhagen pilots or cabin crew to get their members (competitor airline employees) to blockade/disrupt our flights. By moving the aircraft from Copenhagen and Billund to airports outside Denmark the unions have no legal basis for imposing these threatened disruptions, which allows us to continue to grow strongly in Copenhagen without union interference.

Customer Experience:

The year 2 rollout of AGB continues apace as we work to improve the travel experience of our millions of customers. In April we cut fees for sports equipment. In May we upgraded our mobile app to include improvements to the "My Ryanair" customer registration function which facilitates faster and easier booking of our low fares. We added Sabre as our 3rd GDS partner in June and in July we celebrated our 30th birthday with a 1m €19.85 seat sale.

We have also enhanced our Groups travel service with a dedicated groups page on www.ryanair.com. Ryanair joined Facebook in July, which provides another channel to communicate with, and listen to our customers. Ryanair's campaign to "Keep Greece Flying", under which we dropped prices on Greek domestic routes to just €4.99 one way while also cutting fares on international routes to/from Greece by 30% has been well received. Our on time performance leads the industry, and has further improved in Q1 despite the impact of the French ATC strikes, and the closure of T3 in Rome Fiumicino.

	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Jan	Feb	Mar	Ave for Year
FY15	91%	89%	87%	86%	90%	90%	92%	91%	84%	85%	91%	92%	89%
FY16	90%	92%	91%	-	-	-	-	-	-	-	-	-	91%

There is a lot more AGB development to come later this year, including a new personalised web site in October, new aircraft interiors, new crew uniforms and new bases.

Hedging:
Fuel is 90% hedged for FY16 at approx. $91 pbl and we have taken advantage of recent lower oil prices to increase our FY17 fuel hedging to 70% at an ave. rate of just under $66 pbl. This will deliver significant fuel bill savings in FY17 of up to €250m (based on current hedging). Our advantageous US$ CapEx hedging, along with our low cost eurobond financing, will help us to continue to purchase and operate aircraft at very low costs which further widens the cost advantage that Ryanair enjoys over all other EU airline competitors.

Balance Sheet:
Ryanair's balance sheet remains one of the strongest in the industry. In Q1, despite CapEx of €324m and share buybacks of €195m, our net cash increased to over €550m (from €364m in March). We have completed almost 90% of our current €400m share buyback programme which when it closes in August, will mean we have returned almost €3bn to our shareholders via special dividends and share buybacks since 2008.

IAG - Aer Lingus:
On 10 July, the Board of Ryanair voted unanimously to accept the IAG offer for Ryanair's 29.8% stake in Aer Lingus. The timing of this sale is appropriate as our original plan for Aer Lingus (to use it as a mid-priced brand to offer competition at primary airports) has been overtaken by our AGB programme under which Ryanair has successfully entered many of Europe's primary airports opening new routes and bases but offering competition and consumer choice. As the Ryanair brand develops and continues to grow strongly, the original rationale for acquiring Aer Lingus no longer exists. If the IAG offer is successful, then we would expect to receive these proceeds in mid/late September and the Board will consider our use of the proceeds around the time of our AGM.

We will continue to oppose the UK CMA's baseless 2013 divestment ruling, (and their recent rejection of Ryanair's request to review that decision), which was based on the invented theory that no other airline would bid for Aer Lingus while Ryanair was a minority shareholder. This has been hopelessly exposed by IAG's current offer for Aer Lingus, even while Ryanair was its largest single shareholder.

Outlook:
Due to the exciting growth opportunities that exist for Ryanair's low fares and AGB customer experience, as well as strong customer demand, we expanded our W15 business schedules which will increase our FY16 traffic target from 100m to 103m. This will be achieved through a combination of strong load factor (90%) and fewer winter groundings (approx. 40). Traffic should increase by 13% in H1 and slightly faster at 15% in H2.

Based on this Q1 performance and reasonable visibility into Q2 (which is heavily dependent on late bookings in Aug and Sept) we now believe that ave. fares for H1 will be broadly flat (previous guidance 0% to -2%). We have very little visibility into H2, during which we expect that our faster capacity growth (up 15%) and lower oil prices may lead to an aggressive pricing response from competitors who will try to defend their market shares. We therefore remain very cautious about weaker prices and yields this winter. Since Ryanair's policy is to be load factor active/yield passive we expect that H2 fares will be towards the higher end of our -4% to -8% guidance range.

Our focus on unit cost continues and we expect that unit costs will fall by approx. 3% (aided by higher traffic). Fuel will deliver a saving of close to 7% and unit costs ex-fuel will be broadly flat. Ancillary revenue will be well ahead of our long term target of 20% of total revenue but will track behind the 14% growth in customer numbers in FY16.

We think it is too early in the year to alter our full year profit guidance, although the slightly better H1 yields will push it towards the upper end of our previously guided range of €940m to €970m net profit. We caution however that this guidance, which is 12% ahead of last year's profit, is heavily reliant on the final outturn of H2 fares over which we currently have almost zero visibility. Ryanair will continue to pursue its strategy of being load factor active and yield passive for the benefit of our customers, our people and our shareholders."

ENDS.

For further information	Neil Sorahan	Joe Carmody
please contact:	Ryanair Holdings plc	Edelman
www.ryanair.com	Tel: 353-1-9451212	Tel: 353-1-6789333

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy. Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, weather related disruptions, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors.

Ryanair is Europe's favourite airline, operating more than 1,600 daily flights from 72 bases, connecting 191 destinations in 31 countries and operating a fleet of more than 300 new Boeing 737-800 aircraft. Ryanair has recently announced firm orders for a further 283 new Boeing 737 aircraft, as well as options for 100 more Boeing 737 MAX 200s, which will enable Ryanair to lower fares and grow traffic from 103m this year to 160m p.a. in 2024. Ryanair currently has a team of more than 9,500 highly skilled aviation professionals, and has an industry leading 30-year safety record.

Ryanair Holdings plc and Subsidiaries Condensed Consolidated Interim Balance Sheet as at June 30, 2015 (unaudited)
		At Jun 30,	At Mar 31,
		2015	2015
	Note	€M	€M
Non-current assets
Property, plant and equipment	11	5,688.6	5,471.1
Intangible assets		46.8	46.8
Available for sale financial assets	8	383.7	371.0
Derivative financial instruments		297.1	554.5
Total non-current assets		6,416.2	6,443.4

Current assets
Inventories		2.1	2.1
Other assets Current tax		160.2 -	138.7 0.8
Trade receivables		59.9	60.1
Derivative financial instruments		535.1	744.4
Restricted cash		9.9	6.7
Financial assets: cash > 3months		3,686.0	3,604.6
Cash and cash equivalents		1,185.3	1,184.6
Total current assets		5,638.5	5,742.0

Total assets		12,054.7	12,185.4

Current liabilities
Trade payables		266.2	196.5
Accrued expenses and other liabilities		2,199.0	1,938.2
Current maturities of debt		396.4	399.6
Derivative financial instruments		524.2	811.7
Current tax		27.2	-
Total current liabilities		3,413.0	3,346.0

Non-current liabilities
Provisions		185.4	180.8
Derivative financial instruments		31.5	73.4
Deferred tax		449.5	462.3
Other creditors		49.4	55.8
Non-current maturities of debt		3,931.2	4,032.0
Total non-current liabilities		4,647.0	4,804.3

Shareholders' equity
Issued share capital	13	8.6	8.7
Share premium account		719.4	718.6
Capital redemption reserve	13	1.4	1.3
Retained earnings	13	2,753.5	2,706.2
Other reserves		511.8	600.3
Shareholders' equity		3,994.7	4,035.1

Total liabilities and shareholders' equity		12,054.7	12,185.4

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement for the quarter ended June 30, 2015 (unaudited)
		Quarter Ended	Quarter Ended
		Jun 30,	Jun 30,
		2015	2014
	Note	€M	€M
Operating revenues
Scheduled revenues		1,248.1	1,125.0
Ancillary revenues		404.6	370.7
Total operating revenues - continuing operations		1,652.7	1,495.7

Operating expenses
Fuel and oil		560.0	563.8
Airport and handling charges		231.7	195.1
Route charges		171.9	154.5
Staff costs		151.8	132.7
Depreciation		106.2	96.7
Marketing, distribution and other		75.0	59.6
Maintenance, materials and repairs		31.7	35.2
Aircraft rentals		36.0	26.3
Total operating expenses		1,364.3	1,263.9

Operating profit - continuing operations		288.4	231.8

Other income/(expense)
Finance expense		(17.3)	(19.0)
Finance income		10.6	9.1
Foreign exchange (loss)/gain		(3.9)	1.7
Total other expense		(10.6)	(8.2)

Profit before tax		277.8	223.6

Tax expense on profit on ordinary activities	4	(32.7)	(26.8)

Profit for the quarter - all attributable to equity holders of parent		245.1	196.8

Earnings per ordinary share (in € cent)
Basic	10	17.90	14.22
Diluted	10	17.81	14.18
Weighted average no. of ordinary shares (in Ms)
Basic	10	1,369.0	1,383.5
Diluted	10	1,375.9	1,387.7

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Comprehensive Income for the quarter ended June 30, 2015 (unaudited)

	Quarter	Quarter
	Ended	Ended
	Jun 30,	Jun 30,
	2015	2014
	€M	€M

Profit for the quarter	245.1	196.8

Other comprehensive income:

Cash flow hedge reserve movements:
Net movement in cash flow hedge reserve	(105.2)	65.2

Available for sale financial asset:
Net increase/(decrease) in fair value of available for sale financial asset	12.7	(29.4)

Other comprehensive (loss)/income for the quarter, net of income tax	(92.5)	35.8

Total comprehensive income for the quarter - all attributable to equity holders of parent	152.6	232.6

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Cash Flows for the quarter ended June 30, 2015 (unaudited)

		Quarter	Quarter
		Ended	Ended
		Jun 30,	Jun 30,
		2015	2014
	Note	€M	€M
Operating activities
Profit after tax		245.1	196.8

Adjustments to reconcile profit before tax to net cash provided by operating activities
Depreciation		106.2	96.7
Tax expense on profit on ordinary activities		32.7	26.8
Share based payments		1.1	0.5
Decrease in trade receivables		0.2	2.2
(Increase) in other current assets		(19.2)	(9.8)
Increase in trade payables		69.7	34.2
Increase in accrued expenses		268.6	270.9
(Decrease) in other creditors		(6.4)	(8.9)
Increase in provisions		4.6	7.3
(Increase) in finance income		(2.3)	(2.8)
(Decrease)/increase in finance expense		(8.0)	2.4
Income tax paid		(0.1)	(0.3)
Net cash provided by operating activities		692.2	616.0

Investing activities
Capital expenditure (purchase of property, plant and equipment)		(323.7)	(133.2)
(Increase) in restricted cash		(3.2)	(6.7)
(Increase) in financial assets: cash > 3months		(81.4)	(392.3)
Net cash (used in) investing activities		(408.3)	(532.2)

Financing activities
Net proceeds from shares issued		0.8	4.0
Proceeds from long term borrowings		-	845.9
Repayments of long term borrowings		(89.1)	(91.1)
Shares purchased under share buy-back programme	13	(194.9)	-
Net cash (used in) financing activities		(283.2)	758.8

Increase in cash and cash equivalents		0.7	842.6
Cash and cash equivalents at beginning of the period		1,184.6	1,730.1
Cash and cash equivalents at end of the period		1,185.3	2,572.7

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Changes in Shareholders' Equity for the quarter ended June 30, 2015 (unaudited)

							Other Reserves

	Ordinary	Issued Share	Share Premium	Retained	Capital Redemption			Other
	Shares	Capital	Account	Earnings	Reserve	Treasury	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2014	1,383.3	8.8	704.2	2,465.1	1.2	-	(83.2)	189.7	3,285.8
Profit for the year	-	-	-	866.7	-	-	-	-	866.7
Other comprehensive income
Net actuarial losses from retirement benefits plans	-	-	-	(2.4)	-	-	-	-	(2.4)
Net movements in cash flow reserve	-	-	-	-	-	-	391.7	-	391.7
Net change in fair value of available for sale financial asset	-	-	-	-	-	-	-	110.7	110.7
Total other comprehensive income	-	-	-	(2.4)	-	-	391.7	110.7	500.0
Total comprehensive income	-	-	-	864.3	-	-	391.7	110.7	1,366.7
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	5.0	-	14.4	-	-	-	-	-	14.4
Share-based payments	-	-	-	-	-	-	-	0.5	0.5
Dividend paid	-	-	-	(520.3)	-	-	-	-	(520.3)
Repurchase of ordinary equity shares	-	-	-	(108.8)	-	(3.2)	-	-	(112.0)
Cancellation of repurchased ordinary shares	(10.6)	(0.1)	-	-	0.1	-	-	-	-
Transfer of exercised and expired share based awards	-	-	-	5.9	-	-	-	(5.9)	-
Balance at March 31, 2015	1,377.7	8.7	718.6	2,706.2	1.3	(3.2)	308.5	295.0	4,035.1
Profit for the quarter	-	-	-	245.1	-	-	-	-	245.1
Other comprehensive income
Net movements in cash flow reserve	-	-	-	-	-	-	(105.2)	-	(105.2)
Net change in fair value of available for sale financial asset	-	-	-	-	-	-	-	12.7	12.7
Total other comprehensive income	-	-	-	-	-	-	(105.2)	12.7	(92.5)
Total comprehensive income	-	-	-	245.1	-	-	(105.2)	12.7	152.6
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	0.3	-	0.8	-	-	-	-	-	0.8
Share-based payments	-	-	-	-	-	-	-	1.1	1.1
Treasury shares cancelled	(0.3)	-	-	(3.2)	-	3.2	-	-	-
Repurchase of ordinary equity shares	-	-	-	(194.9)	-	-	-	-	(194.9)
Cancellation of repurchased ordinary shares	(17.1)	(0.1)	-	-	0.1	-	-	-	-
Transfer of exercised and expired share based awards	-	-	-	0.3	-	-	-	(0.3)	-
Balance at June 30, 2015	1,360.6	8.6	719.4	2,753.5	1.4	-	203.3	308.5	3,994.7

Ryanair Holdings plc and Subsidiaries
Operating and Financial Overview

Detailed Discussion and Analysis for the quarter ended June 30, 2015

Profit after tax increased by 25% to €245.1m primarily due to a 16% increase in traffic, a stronger load factor (up 6 points to 92%) and a 14% fuel saving per passenger. Total operating revenues increased by 10% to €1,652.7m, primarily due to an 11% increase in scheduled revenues to €1,248.1m, driven by the 16% increase in traffic and a 9% increase in ancillary revenues offset by a 4% reduction in average fare. Fuel, which represents 41% of total operating costs in the current period and 45% in the comparative period, decreased by 1% to €560.0m due to a lower euro price per gallon paid. Unit costs excluding fuel fell by 1% and including fuel unit costs fell by 7%. Operating margin, as a result of the above, increased by 2 points to 18% whilst operating profit increased by 24% to €288.4m.

Total operating revenues increased by 10% to €1,652.7m due to a 16% increase in traffic to 28.0m, strong load factors (92%) and a 9% increase in ancillary revenues, offset by a 4% reduction in average fare.

Total revenue per passenger fell by 4% as a 16% increase in traffic and a 9% increase in ancillary revenues was offset by a 4% reduction in average fare.

Scheduled passenger revenues increased by 11% to €1,248.1m due to the 16% increase in passenger numbers, strong load factors and the strength of sterling against the euro, offset by a 4% reduction in average fare partially due to the timing of Easter, weaker April yields and lower checked baggage penetration. Load factor rose by 6 points to 92%.

Ancillary revenues increased by 9% to €404.6m. This is lower than the 16% growth in passenger numbers partially due to a one-time benefit achieved in the prior year comparative from the early loading of schedules.

Total operating expenses increased by 8% to €1,364.3m due to the increased costs associated with the growth of the airline offset by a 1% reduction in fuel & oil costs.

Fuel & oil costs decreased by 1% to €560.0m due to a lower euro fuel price per gallon in the period.

Airport & handling charges increased by 19% to €231.7m due to the mix of new routes and bases launched at primary airports, a 16% increase in passenger numbers and the strengthening of sterling against the euro.

Route charges increased by 11% to €171.9m due to the increase in sectors flown and price increases in Germany, France and the U.K.

Staff costs increased by 14% to €151.8m due to the increased level of activity, the impact of a 2% pay increase granted in April 2015, and the strength of sterling to the euro.

Depreciation increased by 10% to €106.2m due to the increase in the number of owned aircraft (June 30, 2015: 266) compared to the comparative quarter (June 30, 2014: 246), the purchase of 3 spare engines and the higher level of heavy maintenance activity.

Marketing, distribution & other costs, which include ancillary costs, increased by 26% to €75.0m, mainly due to the launch of new routes and bases, higher on-board sales and additional costs relating to the French ATC strike in April.

Maintenance costs decreased by 10% to €31.7m. This is due to the timing of light maintenance checks, unscheduled maintenance which was in the prior year comparative and positive €/$ hedging.

Aircraft rental costs increased by 37% reflecting the earlier commencement of short term leases this summer.

Operating margin increased by 2 points to 18% due to the reasons outlined above and operating profits have increased by 24% to €288.4m.

Finance expense decreased by 9% to €17.3m primarily due to lower interest rates.

Finance income increased by 16% to €10.6m primarily due to higher cash balances and the receipt of the Aer Lingus dividend in May.

Balance sheet

Gross cash increased by €85.3m since March 31, 2015 to €4,881.2m and Gross debt fell by €104.0m to €4,327.6m. The Group generated €692.2m cash from operating activities. This funded net capital expenditure of €323.7m, €194.9m of share buy-backs and debt repayments. As a result the Group's Net cash position was €553.6m at the quarter end (March 31, 2015: €364.3m).

Shareholders' equity decreased by €40.4m to €3,994.7m in the quarter due to the impact of share buy-backs and IFRS accounting treatment for derivatives, offset by the net profit after tax of €245.1m and changes in unrealised gains on available for sale financial assets.

Ryanair Holdings plc
Notes forming Part of the Condensed Consolidated
Interim Financial Statements

1.                Basis of preparation and significant accounting policies

Ryanair Holdings plc (the "Company") is a company domiciled in Ireland. The unaudited condensed consolidated interim financial statements of the Company for the quarter ended June 30, 2015 comprise the Company and its subsidiaries (together referred to as the "Group").

These unaudited condensed consolidated preliminary financial statements ("the preliminary financial statements"), which should be read in conjunction with our 2014 Annual Report for the year, ended March 31, 2014, have been prepared in accordance with International Accounting Standard No. 34 "Interim Financial Reporting" as adopted by the EU ("IAS 34"). They do not include all of the information required for full annual financial statements, and should be read in conjunction with the most recent published consolidated financial statements of the Group. The consolidated financial statements of the Group as at and for the year ended March 31, 2014, are available at www.ryanair.com.

The comparative figures included for the year ended March 31, 2014 do not constitute statutory financial statements of the Group within the meaning of Regulation 40 of the European Communities (Companies, Group Accounts) Regulations, 1992. The consolidated financial statements of the Group for the year ended March 31, 2014, together with the independent auditor's report thereon, have been filed with the Irish Registrar of Companies following the Company's Annual General Meeting and are also available on the Company's Website. The auditor's report on those financial statements was unqualified.

The Audit Committee, upon delegation of authority by the Board of Directors, approved the condensed consolidated interim financial statements for the quarter ended June 30, 2015 on July 23, 2015.

Except as stated otherwise below, this period's financial information has been prepared in accordance with the accounting policies set out in the Group's most recent published consolidated financial statements, which were prepared in accordance with IFRS as adopted by the EU and also in compliance with IFRS as issued by the International Accounting Standards Board.

The following new and amended standards, that have been issued by the International Accounting Standards Board (IASB), and are effective under those standards for the first time for the financial year beginning on or after January 1, 2015, and have also been endorsed by the EU, have been applied by the Group for the first time in these condensed consolidated financial statements;

   Defined Benefit Plans: Employee Contributions (Amendments to IAS 19) (effective for fiscal periods beginning on or after July 1, 2014).*
  "Annual Improvements to IFRSs". 2010-2012 Cycle (effective for fiscal periods beginning on or after July 1, 2014).*
  "Annual Improvements to IFRSs". 2011-2013 Cycle (effective for fiscal periods beginning on or after July 1, 2014).*

* These standards or amendments to standards have been EU endorsed and have an effective date for periods beginning after February 1, 2015 or can be early adopted.

The adoption of these new or amended standards did not have a material impact on our financial position or results from operations in the quarter ended June 30, 2015.

2. Estimates

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these consolidated financial statements, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied in the most recent published consolidated financial statements.

3. Seasonality of operations

The Group's results of operations have varied significantly from quarter to quarter, and management expects these variations to continue. Among the factors causing these variations are the airline industry's sensitivity to general economic conditions and the seasonal nature of air travel. Accordingly the first half-year typically results in higher revenues and results.

4. Income tax expense

The Group's consolidated effective tax rate in respect of operations for the quarter ended June 30, 2015 was 11.8% (June 30, 2014: 12.0%). The tax charge for the quarter ended June 30, 2015 of €32.7m (June 30, 2014: €26.8m) comprises a deferred tax charge relating to the temporary differences for property, plant and equipment recognised in the income statement.

5. Share based payments

The terms and conditions of the share option programme are disclosed in the most recent, published, consolidated financial statements. The charge of €1.1m is the fair value of various share options granted in prior periods, which are being recognised within the income statement in accordance with employee services rendered.

6. Contingencies

The Group is engaged in litigation arising in the ordinary course of its business. The Group does not believe that any such litigation will individually or in aggregate have a material adverse effect on the financial condition of the Group. Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group's results of operations or financial position.

7. Capital commitments

At June 30, 2015 Ryanair had an operating fleet of 317 (2014: 297) Boeing 737-800NG aircraft. The Group has agreed to purchase 183 new Boeing 737 800NG aircraft during the periods Fiscal 2015 to Fiscal 2019 of which 11 aircraft were delivered in the year ended March 31, 2015 and a further 9 were delivered in the quarter ended June 30, 2015.

In September 2014, the Group agreed to purchase up to 200 (100 firm and 100 options) Boeing 737 Max 200 aircraft from The Boeing Corporation during the period Fiscal 2019 to Fiscal 2024.

8. Available for sale financial assets (Aer Lingus)

The movement on the available for sale financial asset from €371.0m at March 31, 2015 to €383.7m at June 30, 2015 is comprised of an unrealised gain of €12.7m, recognised through other comprehensive income, reflecting the increase in the Aer Lingus share price from approximately €2.33 per share at March 31, 2015 to approximately €2.41 per share at June 30, 2015.

9. Analysis of operating segment

The Group is managed as a single business unit that provides low fares airline-related activities, including scheduled services, car hire, internet income and related sales to third parties. The Group operates a single fleet of aircraft that is deployed through a single route scheduling system.

The Group determines and presents operating segments based on the information that internally is provided to the CEO, who is the Group's Chief Operating Decision Maker (CODM). When making resource allocation decisions the CODM evaluates route revenue and yield data, however resource allocation decisions are made based on the entire route network and the deployment of the entire aircraft fleet, which are uniform in type. The objective in making resource allocation decisions is to maximise consolidated financial results, rather than individual routes within the network.

The CODM assesses the performance of the business based on the consolidated profit/(loss) after tax of the Group for the period.

All segment revenue is derived wholly from external customers and as the Group has a single reportable segment, intersegment revenue is zero.

The Group's major revenue-generating asset comprises its aircraft fleet, which is flexibly employed across the Group's integrated route network and is directly attributable to its reportable segment operations. In addition, as the Group is managed as a single business unit, all other assets and liabilities have been allocated to the Group's single reportable segment.

Reportable segment information is presented as follows:

	Quarter	Quarter
	Ended	Ended
	Jun 30,	Jun 30,
	2015	2014
	€M	€'M
External revenues	1,652.7	1,495.7

Reportable segment profit after income tax	245.1	196.8

	At Jun 30, 2015 €M	At Mar 31, 2015 €M
Reportable segment assets (excludes the available for sale financial asset)	11,671.0	11,814.4

10. Earnings per share

	Quarter	Quarter
	Ended	Ended
	Jun 30,	Jun 30,
	2015	2014

Basic earnings per ordinary share euro cent	17.90	14.22
Diluted earnings per ordinary share euro cent	17.81	14.18
Weighted average number of ordinary shares (in M's) - basic	1,369.0	1,383.5
Weighted average number of ordinary shares (in M's) - diluted	1,375.9	1,387.7

Diluted earnings per share takes account solely of the potential future exercises of share options granted under the Company's share option schemes and the weighted average number of shares includes weighted average share options assumed to be converted of 6.9m (2014: 4.2m).

11. Property, plant and equipment

Acquisitions and disposals
Capital expenditure in the quarter to June 30, 2015 amounted to €323.7m and primarily relates to aircraft pre delivery payments, 9 aircraft deliveries and 3 new spare engines.

12.Financial instruments and financial risk management

We are exposed to various financial risks arising in the normal course of business. Our financial risk exposures are predominantly related to commodity price, foreign exchange and interest rate risks. The Group uses financial instruments to manage exposures arising from these risks.

These interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the 2014 Annual Report. There have been no changes in our risk management policies in the period.

Fair value hierarchy

Financial instruments measured at fair value in the balance sheet are categorised by the type of valuation method used. The different valuation levels are defined as follows:
· Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date.
· Level 2: inputs other than quoted prices included within Level 1 that are observable for that asset or liability, either directly or indirectly.
· Level 3: unobservable inputs for the asset or liability.

Fair value estimation

Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate the fair value of each material class of the Group's financial instruments:

Financial instruments measured at fair value

· Available for sale: The fair value of available for sale financial assets is their quoted market bid price at the balance sheet date. (Level 1)
· Derivatives - interest rate swaps: Discounted cash-flow analyses have been used to determine the fair value, taking into account current market inputs and rates. (Level 2)
· Derivatives - currency forwards, aircraft fuel contracts and carbon swaps: A comparison of the contracted rate to the market rate for contracts providing a similar risk profile at June 30, 2015 has been used to establish fair value. (Level 2)

The Group policy is to recognise any transfers between levels of the fair value hierarchy as of the end of the reporting period during which the transfer occurred. During the quarter to June 30, 2015, there were no reclassifications of financial instruments and no transfers between levels of the fair value hierarchy used in measuring the fair value of financial instruments.

Financial instruments disclosed at fair value

· Fixed-rate long-term debt: The repayments which Ryanair is committed to make have been discounted at the relevant market rates of interest applicable (including credit spreads) at June 30, 2015 to arrive at a fair value representing the amount payable to a third party to assume the obligations.

There were no significant changes in the business or economic circumstances during the period to June 30, 2015 that affect the fair value of our financial assets and financial liabilities.

The fair value of financial assets and financial liabilities, together with the carrying amounts in the condensed consolidated financial balance sheet, are as follows:

	At Jun 30, 2015 Carrying Amount	At Jun 30, 2015 Fair value	At Mar 31, 2015 Carrying amount	At Mar 31, 2015 Fair Value
Non-current financial assets	€M	€M	€M	€M
Derivative financial instruments:-
- U.S. dollar currency forward contracts	275.1	275.1	535.5	535.5
- Jet fuel derivative contracts	18.2	18.2	12.4	12.4
- Interest rate swaps	3.8	3.8	6.6	6.6
	297.1	297.1	554.5	554.5
- Available-for-sale financial assets	383.7	383.7	371.0	371.0
	680.8	680.8	925.5	925.5
Current financial assets
Derivative financial instruments:-
- U.S. dollar currency forward contracts	511.5	511.5	726.7	726.7
- Jet fuel derivative contracts	13.9	13.9	3.0	3.0
- Interest rate swaps	9.7	9.7	14.7	14.7
	535.1	535.1	744.4	744.4
Trade receivables*	59.9		60.1
Cash and cash equivalents*	1,185.3		1,184.6
Financial asset: cash > 3 months*	3,686.0		3,604.6
Restricted cash*	9.9		6.7
Other assets*	7.1		4.8
	5,483.3	535.1	5,605.2	744.4
Total financial assets	6,164.1	1,215.9	6,530.7	1,669.9
	At Jun 30, 2015 Carrying amount	At Jun 30, 2015 Fair value	At Mar 31, 2015 Carrying amount	At Mar 31, 2015 Fair Value
Non-current financial liabilities	€M	€M	€M	€M
Derivative financial instruments:-
- U.S. dollar currency forward contracts	3.6	3.6	-	-
- Interest rate swaps	7.6	7.6	9.8	9.8
-Jet fuel derivative contracts	20.3	20.3	63.6	63.6
	31.5	31.5	73.4	73.4
Long-term debt	2,239.7	2,282.1	2,341.1	2,391.6
Bonds	1,691.5	1,721.4	1,690.9	1,738.4
	3,962.7	4,035.0	4,105.4	4,203.4
Current financial liabilities
Derivative financial instruments:-
- U.S. dollar currency forward contracts	13.7	13.7	24.5	24.5
- Interest rate swaps	19.5	19.5	22.1	22.1
-Jet fuel derivative contracts	491.0	491.0	765.1	765.1
	524.2	524.2	811.7	811.7
Long-term debt	396.4	396.4	399.6	399.6
Trade payables*	266.2		196.5
Accrued expenses*	451.9		430.8
	1,638.7	920.6	1,838.6	1,211.3
Total financial liabilities	5,601.4	4,955.6	5,944.0	5,414.7

*The fair value of these financial instruments approximate their carrying values due to the short term nature of the instruments.

13. Share buy-back

In the quarter ended June 30, 2015, the Company bought back 17.1m ordinary shares at a total cost of €194.9m under its €400.0m share buy-back programme which commenced in February 2015. This was equivalent to approximately 1.3% of the Company's issued share capital. All ordinary shares repurchased were cancelled.

In the year ended March 31, 2015, the Company bought back 10.9m ordinary shares at a total cost of €112.0m under its €400.0m share buy-back programme which commenced in February 2015. This was equivalent to approximately 0.8% of the Company's issued share capital. All ordinary shares repurchased were cancelled.

14. Related party transactions

We have related party relationships with our subsidiaries, directors and senior key management personnel. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

There were no related party transactions in the quarter ended June 30, 2015 that materially affected the financial position or the performance of the Company during that period and there were no changes in the related party transactions described in the 2014 Annual Report that could have a material effect on the financial position or performance of the Company in the same period.

15. Post balance sheet events

As at July 23, 2015 the Company has bought back 32.2m shares at a total cost of €358.5m under its €400.0m share buy-back programme. These shares represent approximately 2.4% of the Company's issued share capital. All ordinary shares repurchased were cancelled.

On July 10, 2015, the Board of Ryanair announced that it has voted unanimously to accept the IAG offer for Ryanair's 29.8% shareholding in Aer Lingus Group plc, subject to this offer receiving regulatory approval from the European Competition authorities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 27, July 2015

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary